SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2017
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-held Company

Corporate Taxpayer’s ID (CNPJ/MF): 33.042.730/0001-04

Corporate Registry (NIRE): 35300396090

MINUTES OF COMPANHIA SIDERÚRGICA NACIONAL ANNUAL AND SPECIAL SHAREHOLDERS’ MEETING HELD ON JULY 3, 2017, AND DRAWN UP IN SUMMARY FORMAT

1.    Date, time and venue: July 3, 2017, at 11:00 a.m., at the Company’s headquarters, located at Av. Brig. Faria Lima No. 3400, 20º andar, in the city and state of São Paulo.

2.      Call Notices: Call notices were published on June 2, 3 and 6, 2017, in the Official Gazette of the State of São Paulo on pages 27, 19 and 23, respectively and in Folha de São Paulo - Regional Issue newspaper on pages A20, A20 and A20, respectively, which will be filed at the Company’s headquarters.

3.    Attendance: The meeting was opened with the presence of shareholders representing 65.06% of the Company’s voting capital, as evidenced by the Shareholders Attendance Book, as well as the Company’s Executive Officer, Mr. David Moise Salama.

4.      Presiding: appointed by the Chairman of the Company’s Board of Directors, Mr. David Moise Salama chaired the meeting and invited Mrs. Claudia Maria Sarti to act as secretary.

5.      Agenda: At the Special Shareholders’ Meeting: on second call, under the terms of article 124, §1 of Law 6.404, of December 15, 1976 (“Law No. 6.404/76”), to resolve on the proposed amendment to and restatement of the Company’s By-Laws; At the Annual Shareholders’ Meeting: (i) to establish the number of members of the Company’s Board of Directors and to elect its members; and (ii) to establish the annual global compensation of the managers for the fiscal year 2017.

6.    Resolutions: The following resolutions were taken, with abstentions registered as the case may be and vote instructions filed at the Company’s headquarters:

6.1. In compliance with CVM Instructions No. 480/09 and 481/09, as amended by CVM Instruction No. 561/15, the Chairman informed that the total amount of one hundred and ninety (190) Distance Voting Bulletins have been received, containing votes relating to the matters of this Annual and Special Shareholders’ Meeting, contained in the consolidated voting map, which was read by the Board and made available to the attending shareholders for consultation.

Since there was a request for rectification of the votes sent by means of the Distance Voting Bulletins, the votes cast in person by shareholders Panagora Group Trust and Japan Trustee Services Bank, Ltd. RE: STB Daiwa EEFIMF shall be taken into consideration. Subsequently, the voting of the items of the Agenda started.

6.2. Approval, by a majority of the attending shareholders, it being understood that 811,831,026 favorable votes and 162,600 contrary votes were counted, for drawing up these minutes in summary format and omitting the signatures of attending shareholders at the time of publication, as allowed by paragraphs 1 and 2, respectively, of article 130 of Law nº 6.404/76.

6.3. Approval, by a majority of the attending shareholders, it being understood that 803,237,238 favorable votes, 79,914,047 contrary votes and 10,000 abstentions were counted, with the declarations of vote, initialed by the presiding officers, duly registered, the amendment to and restatement of the By-Laws, to reflect the amendments hereby approved, pursuant to the provisions of Exhibit I to these Minutes.

6.4  It is recorded that, exceptionally, the Financial Statements relating to the fiscal year ended on December 31, 2016 (“DF 2016”) have not been provided in time to be included in the matters subject to resolution of this Annual and Special Shareholders’ Meeting, as already informed by means of the Relevant Fact disclosed on March 27, 2017 and of Communication to the Market of May 24, 2017. As soon as the DFs 2016 are available, a new shareholders’ meeting shall be called to resolve on the review of the managers’ accounts, analysis, discussion and voting on the financial statements, allocation of the net income of the fiscal year and distribution of dividends.

6.5. Approval, by the majority of the attending shareholders, it being understood that 863,693,821 favorable votes, 19,259,400 contrary votes and 208,064 abstentions were counted, with the declarations of vote, initialed by the Board, duly registered, that the Board of Directors will be composed by seven (7) members, with the election, with 789,412,734 favorable votes, 19,259,400 contrary votes and 74,489,151 abstentions, with the declarations of vote, initialed by the presiding officers, duly registered, of the following sitting members to compose the Company’s Board of Directors: (i) Firstly, in accordance with Article 14, paragraph 2, of the Bylaws, the shareholders reelected FABIAM FRANKLIN, Brazilian, married, engineer, bearer of the identification document (IFP) no. 07563312-3, enrolled with individual taxpayers (CPF/MF) under number 899.230.907-44, resident and domiciled in the city of Volta Redonda, State of Rio de Janeiro, as appointed by CSN Invest Fundo de Investimentos em Ações; and (ii) Immediately thereafter, the majority of the attending shareholders reelected Messrs. BENJAMIN STEINBRUCH, Brazilian, married, business administrator, bearer of the identification document (RG) no. 3.627.815-4 SSP/SP, enrolled with individual taxpayers (CPF/MF) under number 618.266.778-87, resident and domiciled in the city and state of São Paulo; FERNANDO PERRONE, Brazilian, married, lawyer, bearer of the identification document (IFP) no. 2.048.837, enrolled with individual taxpayers (CPF/MF) under number 181.062.347-20, resident and domiciled in the city and state of São Paulo; YOSHIAKI NAKANO, Brazilian, married, business administrator, bearer of the identification document (RG) no. 5.157.491-3 and enrolled with individual taxpayers (CPF/MF) under number 049.414.548-04, resident and domiciled in the city and state of São Paulo; ANTONIO BERNARDO VIEIRA MAIA, Brazilian, married, business administrator, bearer of the identification document (RG) no. 042416875 IFP/RJ, enrolled with individual taxpayers (CPF/MF) under number 510.578.677-72, resident and domiciled in the city and state of São Paulo and LÉO STEINBRUCH, Brazilian, divorced, businessman, bearer of identification document (RG) no. 13.597.999-SSP/SP, enrolled with individual taxpayers (CPF/MF) under number 110.885.048-09, resident and domiciled in the city and state of São Paulo and reelected, and elected Mr. JOSÉ EDUARDO DE LACERDA SOARES, Brazilian, married, business administrator, bearer of the identification document (RG) no. 9.728.283, enrolled with individual taxpayers (CPF/MF) under number 088.973.848-38, resident and domiciled in the city and state of São Paulo.

As a result, the Company’s Board of Directors will be composed by Fabiam Franklin, Benjamin Steinbruch, Fernando Perrone, Yoshiaki Nakano, Antonio Bernardo Vieira Maia, Léo Steinbruch and José Eduardo de Lacerda Soares, all with term of office until the 2019 Annual Shareholders’ Meeting.

       The directors hereby elected and reelected represent not to have incurred in any of the crimes provided for in the Law which may prevent them from exercising business activities under the terms of Law No. 6.404/76. The instruments vesting the directors hereby elected in office shall be executed within up to 30 days.

       It is registered that the shareholders Hagop Guerekmezian, Hagop Guerekmezian Filho, Osmar Ailton Alves da Cunha and Geração Futuro L. Par Fundo de Investimento em Ações, representing 1.4191% of the voting stock, appointed one member for separate election, However, since the minimum percentage of the capital stock required was not reached, pursuant to the provisions of article 141, paragraph 4 of Law 6.404/76, there was no separate election.

6.5. Approval, by the majority of the attending shareholders, with 809,814,622 favorable votes, 3,013,383 contrary votes and 70,333,280 abstentions, with the declarations of vote, initialed by the presiding officers, duly registered, the annual global compensation of the managers in the amount of up to R$76,407,910.00.

6.6. It is registered that the shareholders Hagop Guerekmezian and Hagop Guerekmezian Filho requested installation of the Fiscal Council, and the shareholders Geração Futuro L. Par Fundo de Investimento em Ações and Osmar Ailton Alves da Cunha joined the request for installation, which, added to the distance votes received in this respect, total 1.475% of the voting stock. However, since the minimum percentage of the capital stock required was not reached, pursuant to the provisions of CVM Instruction No. 324, of January 19, 2000, the Fiscal Council was not installed in the Company.

6.7. It is registered that the shareholder Osmar Ailton Alves da Cunha questioned the publication of the Financial Statements, as well as the absence of the representative from the independent auditors at the Meeting.

7.    Closure: There being no further business to be discussed, the meeting was adjourned for the time necessary to draw up these Minutes. The meeting was resumed and these minutes were read, found in compliance and signed by the Chairman, the Secretary and all attending shareholders.

8.    Documents Filed: The Annual and Special Shareholders’ Meeting Call Notice, the Management Proposal, the voting guidelines presented and the Synthetic and Consolidated Voting Maps are filed at the Company’s headquarters.

9.    Signatures: DAVID MOISE SALAMA – CHAIRMAN, CLAUDIA MARIA SARTI – SECRETARY. Shareholders: VICUNHA TÊXTIL S.A.; VICUNHA AÇOS S.A.; RIO IACO PARTICIPAÇÕES S.A.; CFL PARTICIPAÇÕES S.A.; CAIXA BENEFICIENTE DOS EMPREGADOS DA CSN – CBS; OSMAR AILTON ALVES DA CUNHA; CLUBE DE INVESTIMENTO GUIDARA; CLUBE DE INVESTIMENTOS_FIBRA; CLUBE DE INVESTIMENTOS KOKUREN; FIBRA VIC FMIA CL; CSN INVEST FUNDO DE INVESTIMENTO EM ACOES; BUREAU OF LABOR FUNDS – LABOR PENSION FUND; CONSTRUCTION & BUILDING UNIONS SUPER FUND; JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA E E F I M F; PANAGORA GROUP TRUST; THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MUTB400045795; AQR FUNDS - AQR EMERGING MOMENTUM STYLE FUND; JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828; THE MASTER TRUST BANK OF JAP., LTD. AS TR. FOR MTBJ400045829; THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045833; THE MASTER TRUST BANK OF JAPAN LTD. AS T. FOR MTBJ400045835; THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUTB400045792; THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MUTB400045796; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F; STICHTING JURIDISCH EIGENAAR ACTIAM BELEGGINGSFONDSEN; GERACAO L.PAR FUNDO DE INVESTIMENTO EM ACOES; HAGOP GUEREKMEZIAN; HAGOP GUEREKMEZIAN FILHO; DISTANCE VOTING: ADVANCED SERIES TRUST - AST PARAMETRIC EME PORTFOLIO; ADVISER MANAGED TRUST - TACTICAL OFFENSIVE EQUITY FUND; ALASKA PERMANENT FUND; ALLIANCEBERNSTEIN DELAWARE BUSINESS TRUST - A I ALL-C P S; AMERICAN HEART ASSOCIATION, INC.; AQUILA EMERGING MARKETS FUND; ARIZONA PSPRS TRUST; AT&T UNION WELFARE BENEFIT TRUST; BELLSOUTH CORPORATION RFA VEBA TRUST; BLACKROCK ASSET MANAGEMENT SCHWEIZ AG ON B OF BIFS E M E I F; BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND; BLACKROCK GLOBAL INDEX FUNDS; BLACKROCK INSTITUTIONAL TRUST COMPANY NA; BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND; BMO MSCI EMERGING MARKETS INDEX ETF; BNY MELLON TR & DEP (UK) LIMITED AS T OF BEME TRACKER FUND; BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMER; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; CF DV EMERGING MARKETS STOCK INDEX FUND; CIBC EMERGING MARKETS INDEX FUND; CITY OF NEW YORK GROUP TRUST; COLLEGE RETIREMENT EQUITIES FUND; COMMONWEALTH OF PENNSYLV.PUB.SCHOOL EMP RET S; COMMONWEALTH SUPERANNUATION CORPORATION; CONSULTING GROUP CAPITAL MKTS FUNDS EMER MARKETS EQUITY FUND; COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY; DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF; DEUTSCHE X-TRACKERS MSCI BRAZIL HEDGED EQUITY ETF; DIVERSIFIED MARKETS (2010) POOLED FUND TRUST; DREYFUS OPPORTUNITY FUNDS - DREYFUS STRATEGIC BETA E M E F; E V INTER (IRL) F PLC - E V INTER (IRL) P EMERGING M CORE F; EATON VANCE COLLECTIVE INVESTMENT TFE BEN PLANS EM MQ EQU FD; EATON VANCE INT (IR) F PLC-EATON V INT (IR) PAR EM MKT FUND; EATON VANCE MANAGEMENT; EMERGING MARKETS EQUITY ESG SCREENED FUND B; EMERGING MARKETS EQUITY INDEX MASTER FUND; EMERGING MARKETS EQUITY INDEX PLUS FUND; EMERGING MARKETS EX-CONTROVERSIAL WEAPONS EQUITY INDEX FD B; EMERGING MARKETS INDEX NON-LENDABLE FUND; EMERGING MARKETS INDEX NON-LENDABLE FUND B; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; EVTC CIT FOF EBP-EVTC PARAMETRIC SEM CORE EQUITY FUND TR; FIAM GLOBAL EX U.S. INDEX FUND, LP; FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND; FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX FUND; FIDELITY SALEM STREET T: FIDELITY TOTAL INTE INDEX FUND; FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD; FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND; FIRST TRUST BRAZIL ALPHADEX FUND; FIRST TRUST LATIN AMERICA ALPHADEX FUND; FLORIDA RETIREMENT SYSTEM TRUST FUND; FORD MOTOR CO DEFINED BENEF MASTER TRUST; FORD MOTOR COMPANY OF CANADA, L PENSION TRUST; FSS EMERGING MARKET EQUITY TRUST; FTSE RAFI EMERGING INDEX NON-LENDABLE FUND; FUTURE FUND BOARD OF GUARDIANS; GE INVESTMENTS FUNDS, INC.; GMO ALPHA ONLY FUND, A SERIES OF GMO TRUST; GMO M R FD(ONSH) A S O GMO M PORTIFOLIOS (ONSHORE), L.P.; GOLDMAN SACHS TRUST II- GOLDMAN SACHS MULTI-MANAGER G E FUND; GOVERNMENT EMPLOYEES SUPERANNUATION BOARD; GUIDEMARK EMERGING MARKETS FUND; HARTFORD REAL TOTAL RETURN FUND; HC CAPITAL TRUST THE COMMODITY RETURNS STRATEGY PORTFOLIO; HIGHLAND COLLECTIVE INVESTMENT TRUST; IBM DIVERSIFIED GLOBAL EQUITY FUND; IBM 401 (K) PLUS PLAN; INTERNATIONAL EXPATRIATE BENEFIT MASTER TRUST; INTERNATIONAL MONETARY FUND; INVESTORS WHOLESALE EMERGING MARKETS EQUITIES TRUST; IRISH LIFE ASSURANCE PLC; ISHARES CORE MSCI EMERGING MARKETS ETF; ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF; ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF; ISHARES II PUBLIC LIMITED COMPANY; ISHARES III PUBLIC LIMITED COMPANY; ISHARES MSCI ACWI EX U.S. ETF; ISHARES MSCI BRAZIL CAPPED ETF; ISHARES MSCI BRAZIL UCITS ETF USD (ACC); ISHARES MSCI BRIC ETF; ISHARES MSCI EMERGING MARKETS ETF; ISHARES MSCI GLOBAL METALS AND MINING PRODUCERS ETF; ISHARES PUBLIC LIMITED COMPANY; ISHARES V PUBLIC LIMITED COMPANY; JAPAN TRUSTEE SERVICES BANK, LTD. SMTB EMERGING EQUITY M F; JAPAN TRUSTEE SERVICES BK, LTD. RE: RTB NIKKO BEA MOTHER FD; JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT; JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND; JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST B; KAPITALFORENINGEN INVESTIN PRO, GLOBAL EQUITIES I; KAPITALFORENINGEN LAEGERNES PENSIONSINVESTERING, LPI AEM III; LACM EMERGING MARKETS FUND L.P.; LACM EMII, L.P.; LEGAL & GENERAL COLLECTIVE INVESTMENT TRUST; LEGAL & GENERAL GLOBAL EMERGING MARKETS INDEX FUND; LEGAL & GENERAL INTERNATIONAL INDEX TRUST; LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD; LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED; LOS ANGELES CAPITAL GLOBAL FUNDS PLC; MANAGED PENSION FUNDS LIMITED; MERCER QIF FUND PLC; MM SELECT EQUITY ASSET FUND; MUNICIPAL E ANNUITY A B FUND OF CHICAGO; NATIONAL COUNCIL FOR SOCIAL SECURITY FUND; NAV CANADA PENSION PLAN; NEW

YORK STATE TEACHERS RETIREMENT SYSTEM; NEW ZEALAND SUPERANNUATION FUND; NORTHERN EMERGING MARKETS EQUITY INDEX FUND; NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACWI) E-U F-L; NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LEND; NORTHERN TRUST INVESTIMENT FUNDS PLC; NORTHERN TRUST UCITS FGR FUND; NTGI QM COMMON DAILY ALL COUNT WORLD EXUS EQU INDEX FD LEND; NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST; NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF – LENDING; NTGI-QM COMMON DAILY EMERGING MARKETS EIF – LENDING; NTGI-QM COMMON DAILY EMERGING MARKETS EQUITY I F- NON L; PARAMETRIC EMERGING MARKETS CORE FUND; PARAMETRIC EMERGING MARKETS FUND; PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND; PICTET - EMERGING MARKETS INDEX; PICTET FUNDS S.A RE: PI(CH)-EMERGING MARKETS TRACKER; POWERSHARES FTSE RAFI EMERGING MARKETS PORTFOLIO; POWERSHARES FTSE RAFI EMERGING MARKETS UCITS ETF; POWERSHARES S&P EMERGING MARKETS HIGH BETA PORTFOLIO; PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO; PUBLIC SECTOR PENSION INVESTMENT BOARD; RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY; SCHWAB EMERGING MARKETS EQUITY ETF; SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND; SCHWAB FUNDAMENTAL EMERG0ING MARKETS LARGE COMPANY INDEX ETF; SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL; SOUTHERN CAL ED C N F Q C DC MT S ON P VD N G; SPDR MSCI EMERGING MARKETS STRATEGICFACTORS ETF; SPDR S&P EMERGING MARKETS FUND; SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND; SSGA SPDR ETFS EUROPE I PLC; ST STR RUSSELL FUND GL EX-U.S. INDEX NON-LEND COMMON TR FD; ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD; ST. JAMES S PLACE GLOBAL EQUITY UNIT TRUST; STANLIB FUNDS LIMITED; STATE GENERAL RESERVES FUND; STATE OF MINNESOTA STATE EMPLOYEES RET PLAN; STATE OF NEW JERSEY COMMON PENSION FUND D; STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS FOR TAX EXEMPT RETIREMENT PLANS; STATE STREET C S JERSEY L T O T COSM I F; STATE STREET EMERGING MARKETS EQUITY INDEX FUND; STATE STREET GLOBAL ADVISORS LUX SICAV. S S G E M I E FUND; STATE STREET GLOBAL EQUITY EX-US INDEX PORTFOLIO; STATE STREET IRELAND UNIT TRUST; STICHTING PENSIOENFONDS VAN DE ABN AMRO BK NV; STICHTING PENSIOENFONDS VAN DE NEDERLANDSCHE BANK N.V; STICHTING PGGM DEPOSITARY; STICHTING PHILIPS PENSIOENFONDS; SUNSUPER SUPERANNUATION FUND; TEACHER RETIREMENT SYSTEM OF TEXAS; TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS; THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA; THE BOARD OF.A.C.E.R.S.LOS ANGELES, CALIFORNIA; THE GOVERNMENT OF HIS M THE S AND Y D-P OF BRUNEI DARUSSALAM; THE HARTFORD GLOBAL REAL ASSET FUND; THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN; THE PENSION RESERVES INVESTMENT MANAG.BOARD; THE REGENTS OF THE UNIVERSITY OF CALIFORNIA; THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP7 EQUITY FUND; THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO; THE TEXAS EDUCATION AGENCY; TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY I F; TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT; TRUST & CUSTODY SERVICES BANK, LTD. RE: EMERGING E P M F; UAW RETIREE MEDICAL BENEFITS TRUST; UPS GROUP TRUST; UTAH STATE RETIREMENT SYSTEMS; VANG FTSE ALL-WORLD EX-US INDEX FD, A S OF V INTER E I FDS; VANGUARD EMERGING MARKETS STOCK INDEX FUND; VANGUARD FUNDS PUBLIC LIMITED COMPANY; VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F; VANGUARD INVESTMENT SERIES PLC; VANGUARD TOTAL WSI FD, A SOV INTERNATIONAL EQUITY INDEX FDS; VOYA EMERGING MARKETS INDEX PORTFOLIO; WASHINGTON STATE INVESTMENT BOARD; WELLINGTON DIVERSIFIED INFLATION HEDGES FUND; WELLINGTON TRUST COMPANY N.A.; WELLS FARGO BK D OF T ESTABLISHING INV F FOR E BENEFIT TR; WILSHIRE MUTUAL FUNDS, INC. - WILSHIRE INTERNATIONAL EQUITY; WISDOMTREE EMERGING MARKETS EX-STATE-OWNED ENTERPRISES FUND; WSIB INVESTMENTS PUBLIC EQUITIES POOLED FUND TRUST.

I attest that this is a true copy of the original document, drawn up in the appropriate book.

São Paulo, July 3, 2017.

___________________________

Claudia Maria Sarti

EXHIBIT I

COMPANHIA SIDERÚRGICA NACIONAL

Bylaws

Chapter I

NAME, OBJECT, HEADQUARTERS AND DURATION

Article 1     - Companhia Siderúrgica Nacional, a publicly-held corporation established on April 9, 1941, shall be governed by these Bylaws and the applicable legislation.

Article 2     - The purpose of the Company is to manufacture, transform and sell steel products and by products, including importing and exporting thereof, and to exploit any other similar activities that may, directly or indirectly, be related to the purposes of the Company, such as: mining, cement and carbon-chemical industries, metallic structure manufacture and assembly, construction, transportation, navigation and port activities, as well as energy generation, management and trade in different forms and modalities, and holding equity interest in other domestic or international business incorporated under any form of partnership.

Article 3     - The Company has its head office and jurisdiction in the city of São Paulo, State of São Paulo, and may, as resolved by the Executive Board, open, transfer or close branches, branch offices, agencies or representation offices, or establishments of any other type, in any part of the country or abroad.

Article 4     - The Company shall remain in existence for an indefinite term.

Chapter II

CAPITAL AND SHARES

Article 5 - The capital stock of the Company, fully subscribed and paid in, is four billion, five hundred and forty million Reais (R$4,540,000,000.00), divided into one billion, three hundred and eighty-seven million, five hundred and twenty-four thousand and forty-seven (1,387,524,047) common, book-entry shares with no par value.

Article 6 - Each common share shall entitle the holder to one (01) vote in the resolutions of the General Meeting.

Article 7 - The capital stock of the Company may be increased to up two billion four hundred million (2,400,000,000) shares, by decision of the Board of Directors, regardless of any statutory reform.

Paragraph 1 - The authorized capital stock may be reached, upon one or more share issues, at the discretion of the Board of Directors.

Paragraph 2 - Shareholders shall have preemptive rights in the case of subscription to a capital increase in proportion to the number of shares held.

Paragraph 3 - At the discretion of the Board of Directors, preemptive rights for former shareholders may be excluded or the deadline for their exercise may be reduced in the case of the issue of shares and share-convertible debentures or subscription warrants, which are placed through sale on the stock exchange or by public subscription or through an exchange of shares in a public offer for the acquisition of control, pursuant to the prevailing legislation.

Paragraph 4 - The Board of Directors shall establish the price, term and conditions of each issue.

Paragraph 5 - Shareholders who fail to pay in the subscribed shares, as per the subscription order or call, shall be declared, for all legal purposes, to be in default and shall pay the Company interest of one percent (1%) per month or a fraction thereof, from the first (1st) day as of the failure to perform the obligation, adjusted for inflation pursuant to the law, in addition to a fine equivalent to ten per cent (10%) of the amount in arrears and not paid in.

Chapter III

GENERAL MEETING

Article 8     - The General Meeting is empowered to decide on all business related to the Company, take any resolutions it deems appropriate for its defense and development, and shall be called, with an indication of the agenda, as provided for by the law.

Art. 9º    -    The General Meeting shall be convened by the Board of Directors and chaired by the chairman of the Board of Directors or, in his or her absence, by whomever he or she appoints. The chairman shall appoint the secretary of the General Meeting.

Paragraph 1 - Prior to convening the General Meeting, shareholders must sign the Attendance Book informing their name, nationality, residence and the quantity of shares held by them.

Paragraph 2 - The list of shareholders attending the meeting shall be closed by the chairman immediately after the General Meeting is convened. Shareholders arriving to the General Meeting after the closing of the list shall be able to participate in the meeting, although they shall not be entitled to vote any corporate decisions, and their actions shall not be valid for purposes of quorum or the votes attributed to each shareholder.

Paragraph 3 - In order to participate and vote in General Meetings, shareholders must evidence their condition as such, by presenting a document issued by the financial institution that is the depositary of book-entry shares, as well as the identification documents of the shareholder, or, as the case may be, of the attorney in fact, together with the power of attorney. Should the shareholder be a legal entity or investment fund, it must also present the documents evidencing the authority and the identification of the persons attending the Meeting.

Article 10   The General Meeting shall meet ordinarily in the first four months following the end of the fiscal year in order to discuss matters referred to in article 132 of Law 6.404 of December 15, 1976, and extraordinarily whenever corporate interests so require.

Article 11   Shareholders represented by a legal representative must submit the power-of-attorney to the company's headquarters up to forty-eight (48) hours before the time established for the Meeting.

Chapter IV

MANAGEMENT

Section I

Standard Rules

Article 12 - The management of the Company shall be incumbent upon the Board of Directors and the Board of Executive Officers.

Article 13 - The remuneration of the managers shall be established by the General Meeting in accordance with the provisions of this article.

Paragraph 1 - The fixed overall or individual remuneration of the managers, at the discretion of the General Meeting, shall comprise a fixed monthly amount, which are the fees, and in the case of the executive officers, may also include a variable amount to be paid yearly, calculated on the net income of the Company after formation of the reserves required by law, including for the payment of income tax, and of the provision for mandatory dividends.

Paragraph 2 - In the event that the General Meeting establishes an aggregate amount for the managers’ remuneration, it is incumbent on the Board of Directors to distribute said amount.

Section II

BOARD OF DIRECTORS

Article 14 - The Board of Directors is composed of up to eleven (11) members, elected or dismissed at any time by resolution of the General Meeting, with a term of office of two (2) years, reelection being allowed. One member shall be the Chairman and another the Vice-Chairman. The term of office of the Board Members shall extend until the investiture of their successors.

Paragraph 1 - The Chairman and Vice-Chairman of the Board of Directors shall be chosen by their peers, by majority vote, at the first meeting held after their investiture.

Paragraph 2   - In the event that the employees of the Company, whether or not joined in an investment club or as co-owners, do not have a sufficient shareholding to guarantee membership on the Board of Directors, one position on the Board shall be reserved for the person chosen by the employees and in such a capacity, indicated to the General Meeting, through a specific procedure, to be elected to fill said position.

Article 15 - The Board of Directors shall meet, ordinarily at least once each quarter, and extraordinarily whenever called by the Chairman, the Vice-Chairman, when exercising the role of chairman, or the majority of its Members.

Paragraph 1 - The meetings of the Board of Directors shall only be installed with the attendance of a majority of its members, and shall be presided over by its Chairman.

Paragraph 2 - The Board of Directors meetings may be held, exceptionally, by conference call, video conferencing, electronic mail, or other means of communication, computing as present those members who manifest by any of these means.

Paragraph 3 - Minutes of the meetings shall be drawn up in a book for this purpose and, after being read and approved by those members present, shall be signed by a sufficient number to constitute the majority required for approval of the matters under examination.

Paragraph 4 - Board resolutions shall be passed by a majority vote of those present. In the event of a tie, the Chairman of the meeting shall have the casting vote, in addition to his own.

Paragraph 5 - Meetings shall be called at least seventy-two (72) hours prior to the date of the meeting, except in case of urgency. The presence of all members of the Board of Directors shall wave any call formality.

Paragraph 6 - The Board of Directors shall have a General Secretary, in whose absence shall be replaced by another employee or manager designated by the Chairman of the Board.

Article 16 - In the cases of vacancy, temporary impediment, or absence of a member of the Board of Directors, the following rules shall be observed:

I. In the case of vacancy of any member of the Board of Directors, the remaining members shall appoint a substitute to serve until the Company's next General Meeting, if the number of remaining members is less than the minimum provided for in the law, and who, if confirmed by the respective General Meeting, shall complete the term of the member replaced.

II. In the case of temporary impediment or absence of any member of the Board of Directors, the absent or impeded member may indicate a replacement from among the other members, who shall replace and represent the impeded or absent member as long as the impediment lasts. If said impediment lasts for more than ninety days, however, the position shall be deemed to be vacant.

III. If the vacancy occurs in the position of Chairman, the Vice-Chairman shall assume the office of Chairman or, in the lack thereof, by another member chosen by the remaining members. In the case of the Chairman's temporary impediment or absence, he shall be replaced by the Vice-Chairman or, in the lack thereof, by another member appointed by him.

IV. In the cases of temporary impediment or absence under this Article 16, representatives shall act on their own behalf and on that of the members represented.

Article 17 - Board Members shall, upon request, receive copies of the minutes of meetings of the Board of Executive Officers and any special committees created by the Board of Directors hereunder.

Article 18 - The Board of Directors may form special committees to assist it, with defined purposes and limited terms of activities, designating the members thereof.

Sole Paragraph - The special committees created by the Board of Directors shall have neither an executive nor a deliberative function and their recommendations, proposals and/or opinions should be submitted for consideration by the Board of Directors.

Article 19 - In addition to the duties established by law, it is incumbent upon the Board of Directors:

I. to establish the general policy for the businesses of the Company, its wholly-owned subsidiaries and controlled companies;

II. to approve the annual and pluriannual budgets, expansion projects and investment programs, and to follow up on execution and performance thereof;

III. to call on the general meeting;

IV. to elect and dismiss the members of the Board of Executive Officers and assign their duties;

V. to elect and dismiss the members of the Audit Committee and, if a position becomes vacant, to elect a substitute to complete the term of office of the replaced member;

VI. to assign to an Executive Officer the function of investor relations officer, which may or may not be exercised concurrently with other executive functions and whose powers are establish       by law;

VII. to appoint and dismiss the Company's independent auditors after hearing the recommendation of the Audit Committee;

VIII. to appoint and dismiss the person responsible for the internal audit, who shall be a legally qualified employee of the Company and report to the Chairman of the Board of Directors;

IX. to decide on capital increases within the limits of authorized capital, observing the provisions of Article 7 of these Bylaws;

X. to authorize trading by the Company of its own shares for maintenance in treasury for subsequent sale or cancellation;

XI. to establish the terms and other conditions for the placement of debentures, including those convertible to shares, specifying the limit of the capital increase resulting from the conversion of the debentures and the type and class of shares to be issued, as well as determining the conditions stated in items VI to VIII inclusive of article 59 of Law 6.404/76 and the opportunity for issuance;

XII. to decide on the issuance by the Company of commercial papers, bonds, notes, and other securities intended to raise funds through primary or secondary distribution on the domestic or international capital markets;

XIII. to delegate and establish criteria for the following acts by the Executive Officers, independently of prior authorization by the Board of Directors;

a) acquisition or disposal of any assets of the Company;

b) performance of any transaction, operation, agreement or arrangement of any nature, including financing and loans in isolation or jointly, with due regard for the matters incumbent on the Executive Board, as provided for in article 21 hereof; and

c) constitution of any type of guarantee or encumbrance on any asset of the Company, including for the benefit or in favor of third parties, as long as the party is a subsidiary entity, subsidiary or affiliate of the Company;

d) representation of the Company at General Meetings, shareholders meetings and/or equivalent meetings held by the companies, consortiums and other entities in which the Company may hold an equity interest, as well as regarding the matters submitted to said meetings;

XIV. to decide on the operation or action constituting a transfer of the Company's funds to others, including employee associations, recreational assistance entities, pension funds, foundations and public corporations;

XV. to resolve on any acts involving transformation, consolidation, spin-off, incorporation or liquidation of companies in which the Company has corporate holding, directly or indirectly, as well as regarding the incorporation of companies in Brazil or abroad, by the Company and its subsidiaries;

XVI. to resolve on the Company’s interest in (i) other companies or undertakings, as partner or shareholder, including through consortiums or special partnerships, (ii) in partnership agreements, shareholders’ agreements or partners’ agreements; and (iii) in capital increases in the companies in which the Company holds an equity interest;

XVII. to appoint and dismiss the General Secretary of the Board of Directors and define his duties;

XVIII. to establish policies for taking up tax incentives;

XIX. to establish the remuneration, determine the duties, and approve the operational rules for the functioning of the Audit Committee and any other committees that may be created to support it;

XX.         to resolve any omissions and perform other legal duties that do not conflict with those established by these Bylaws or by Law;

XXI. to resolve on any matters listed in item XIII of article 19 hereof, except for the possibility that the Board delegates and gives powers of authority to the Executive Board, as provided for in said item.

Sole paragraph – Relating to item XIII hereof, the Board of Directors may delegate and give powers of authority regarding the practice of said acts by two Executive Officers, who must always sign jointly, regardless of approval by the meetings of the Executive Board and/or the Board of Directors.

Section III

EXECUTIVE BOARD

Article 20     The Company shall have a Board of Executive Officers composed of two (2) to nine (9) Executive Officers, at the discretion of the Board of Directors, one of whom to be the Chief Executive Officer and the other, Executive Officers, each having an area of activity determined by the Board of Directors, one of whom shall be designated as the investor relations officer.

Paragraph 1 - The term of office of the Executive Officers is two (2) years, reelection being allowed, and shall last until their respective successors take office;

Paragraph 2 - In the case of impediment or vacancy of any Officer, said Officer shall be replaced in accordance with the determination of the Board of Directors.

Paragraph 3 - The Executive Officers shall perform their duties on a full-time basis.

Article 21     - With due regard for the guidelines and resolutions of the Board of Directors and the General Meeting, the Board of Executive Officers shall have authority to administer and manage the business of the Company, with powers to perform all acts and carry out all transactions related to the purpose of the Company, with due regard for the provisions established by the Board of Directors (Article 19, item XIII) and other provisions provided for herein.

Paragraph 1 – In addition to the attributions provided for herein, it shall be incumbent on the Executive Board to resolve on the following matters:

I. to appoint an Executive Officer or attorney in fact with specific powers to represent the Company severally in certain acts, except as provided for in article 25, II;

II. to authorize the opening, transfer or closing of branches, agencies, representation offices or establishments of any other kind of the Company, in any region of Brazil or abroad; and

III. to approve the names of the persons to be appointed by the Company to the executive boards and boards of directors, advisory, fiscal and decision-making councils of subsidiaries directly or indirectly controlled by or associated with the Company, as well as associations, foundations and other types of corporate groups in which the Company participates.

Paragraph 2 - It is incumbent on the Executive Officers, always in pairs, regardless of the approval by the meetings of the Executive Board or the Board of Directors:

I. authorize audits in companies, associations, foundations and similar entities in which the Company participates;

II. to negotiate confidentiality agreements;

III. to engage routine bank services, under any modality, which are in line with the practices of the Company;

IV. to enter into loan and export prepayment agreements (exports advance payments) between the Company and subsidiaries in which the Company has equity interest of at least 99%; and

V. to authorize the provision of surety in real estate lease agreements for employees and Executive Officers.

Article 22 - The Board of Executive Officers shall meet whenever summoned by the Chief Executive Officer or by two Executive Officers, and shall be installed if a majority of its members are present.

Paragraph 1 - The Board of Executive Officers shall decide always by a majority vote of those present. In the event of a tie, the Board of Executive Officers shall submit the matter to the Board of Directors for resolution.

Paragraph 2 - Resolutions of the Board of Executive Officers shall be recorded in minutes drawn up in the proper book and signed by a number of attendants that is sufficient to constitute the majority required for approval of the matters discussed, the copies of all minutes being sent to the members of the Board of Directors upon request.

Article 23 - The Chief Executive Officer shall:

I - preside over meetings of the Board of Executive Officers;

II. carry out the executive direction of the Company, to that end coordinating and supervising the activities of the other Executive Officers, ensuring full observance of the resolutions and policies established by the Board of Directors and General Meeting;

III. organize, coordinate and supervise the activities of the areas directly subordinated to him;

IV. assign special activities and duties to any of the Executive Officers independently of their normal ones, ad referendum of the Board of Directors;

V. keep the Board of Directors informed of the activities of the Company;

VI - prepare, with the assistance of the other Executive Officers, and submit to the Board of Directors proposals to (i) define the duties of the other Executive Officers; and (ii) establish the criteria as to amounts or limit for expenditure for acts by each of the Executive Officers; and

VII - prepare the annual report and draw up the balance sheet, together with the other Executive Officers.

Article 24 - It is incumbent upon each of the Executive Officers, within the specific sphere of activity assigned to them by the Board of Directors:

I.    to represent the Company in accordance with the law and these Bylaws;

II.   to organize, coordinate and supervise the services for which they are responsible;

III. to attend Board of Executive Officers meetings, helping define the policies to be followed by the Company and reporting on matters in their respective areas of supervision and coordination; and

IV -   to comply and cause compliance with the policies and general guidelines for the business of the Company established by the Board of Directors, each Executive Officer being responsible for his specific area of activity.

Article 25     The representation of the Company and the practice of acts necessary for its normal operation shall be the responsibility of the Executive Officers, subject to the following provisions.

I. All acts, agreements or documents that imply responsibility for the Company or that release third parties from responsibilities or obligations with the Company shall be signed (a) by two Executive Officers, (b) by an Executive Officer and one attorney in fact with these specific powers, or (c) by two attorneys in fact with these specific powers, under penalty of not being binding upon the Company;

II. With the exception of the provisions in these Bylaws, the Company may be represented in isolation by any one Executive Officers or attorney in fact with special powers in the following circumstances: (i) when performing simple routine administrative acts, including those in connection with government departments in general, autonomous government entities, government-owned companies, mixed-capital companies, the Commercial Registry, Labor Courts, National Social Security Institute, Unemployment Compensation Fund, and its banks, (ii) before public service concessionaires or licensees in acts that do not imply the assumption or release of third party obligations; (iii) to protect its rights in administrative proceedings or of any nature, and in meeting its tax, labor, or social security obligations; (iv) in the endorsement of securities for purposes of collection or deposit in the Company's bank accounts; (v) in general meetings of shareholders, partners’ meetings and/or the equivalent of companies, consortia, and other entities in which the Company holds equity,  (vi)  for the purpose of receiving subpoenas, citations, notices, or judicial notifications in active and passive representation of the Company in court and testify in person, or similar acts, without the power of confession, and (vii) the signature of documents of any kind that may result in the assumption of commitments in circumstances in which the presence of a second representative is not possible and if authorized by the Board of Executive Officers (Art. 21, Paragraph 1, Item I)

Paragraph 1 - The acts for which these Bylaws require prior authorization by the Board of Directors may only be performed after said condition has been met;

Paragraph 2   - The Board of Directors shall define the amount above which the acts and instruments entailing liabilities for the Company shall necessarily be signed by an Executive Officer jointly with an attorney in fact with specific powers;

Article 26 - The following rules shall be observed as regards the appointment of attorneys in fact:

I. all powers of attorney shall be signed by two Executive Officers or by one Executive Officer jointly with an attorney in fact appointed by the Board of Directors; and

II. all powers of attorney shall be granted for a specific term of no more than one year, with specific and limited powers, except for “ad judicia” powers of attorney, or those granted to lawyers regarding administrative proceedings filed with the Brazilian Federal Revenue Service, State Departments, Municipal Departments and the National Department of Mineral Production – DNPM, which may be granted for an indefinite period.

Article 27 - Any acts performed without due regard for the rules established in these Bylaws, particularly in articles 25 and 26, shall be null and void, and shall not give rise to any liabilities for the Company.

Chapter V

FISCAL COUNCIL

Article 28 - Designed to function in the fiscal years in which it is constituted at the request of shareholders, the Fiscal Council shall be composed of three (3) sitting members and three (3) alternates elected by the General Meeting, which shall establish the compensation of the sitting members.

Sole Paragraph - The Fiscal Council's term of office ends upon the first Annual General Meeting held after it has been constituted.

Chapter VI

AUDIT COMMITTEE

Article 29 - The Company shall have an Audit Committee composed of three (3) members elected by the Board of Directors from among its members, with term of office of two (2) years, reelection being allowed.

Sole Paragraph - The Board of Directors shall approve the Internal Rules of the Committee, whereby its functions and duties, which shall comply with the laws and regulations applicable to audit committees, shall be determined.

Chapter VII

FISCAL YEAR, BALANCE SHEETS AND PROFITS

Article 30 - The fiscal year shall end on December 31 of each year, when the Financial Statements shall be drawn up and, after examination by the Board of Directors, submitted to the General Meeting, along with the proposal for allocation of net income for the year.

Paragraph 1 - The accumulated losses and provision for income and social contribution taxes shall be deducted from the result of the year, prior to any profit sharing.

Paragraph 2 - The net income shall mandatorily have the following allocation:

I – five per cent (5%) shall be allocated to the legal reserve fund until reaching twenty per cent (20%) of the subscribed capital stock;

II – payment of mandatory dividends (Article 33);

III – allocation of the remaining income shall be resolved by the General Meeting, observing the legal precepts.

Paragraph 3 - The Board of Directors may propose, for the deliberation of the Meeting, the deduction of at least one percent (1%) from net income for the year for the establishment of a Working Capital and Investment Reserve, in accordance with the following precepts:

I – its constitution shall not jeopardize the right to minimum mandatory dividends referred to in Article. 33;

II – its balance in conjunction with the other income reserves, excluding reserves for contingencies and unrealized profits, may not exceed the Company’s capital stock, under penalty of capitalization or distribution in cash of the surplus at the discretion of the General Meeting;

III. the Working Capital and Investment Reserve is intended to ensure the maintenance and development of activities that constitute the Company's corporate purpose and investments in fixed assets, and/or additions to working capital including through amortizations of the Company’s debt, independently of the retention of profits linked to the capital budget;

IV. its balance may be used (i) to absorb losses whenever necessary, (ii) for the distribution of dividends at any time, (iii) for the redemption, refund, or purchase of shares as authorized by law, and (iv) be incorporated into the Company’s capital, including through stock bonuses consisting of new shares.

Article 31 - In addition, it shall be incumbent upon the Board of Directors:

I – to determine the drawing up of half-yearly and quarterly balance sheets, or for shorter periods, observing the legal precepts;

II – to approve the payment of any additional or interim dividends, including as a total or partial advance on the mandatory dividend for the year in progress, observing the legal provisions;

III – to declare dividends to the year’s profit account verified in the half-yearly balance sheets, retained earnings or profit reserves existing in the last annual or half-yearly balance sheet; and

IV – pay interest on equity attributing the interest paid or credited to the mandatory dividend (Article 33), pursuant to Article 9, paragraph 7 of Law 9.249 of December 26, 1995.

Article 32 - The Board of Directors’ act to resolve on the advance payment of the mandatory dividend shall determine if these payments shall be monetarily restated, deducted from the mandatory dividend for the year and once this deduction is determined, the Annual General Meeting shall be the payment of the mandatory balance, if any, as well as the reversal to the original account of the amount paid in advance.

Article 33                 The dividend distribution in each year shall not be less than twenty-five percent (25%) of the net income, adjusted pursuant to article 202 of Law 6.404 of December 15, 1976, and in compliance with Article 30 hereof.

Article 34 - Dividends and interest on shareholders’ equity shall be paid on the dates and at the places indicated by the Executive Officer in charge of the Investor Relations area, in accordance with the terms established by the General Shareholders’ Meeting or the Board of Directors, when applicable. If not claimed within three (3) years as from the beginning of the payment, dividends shall become time-barred in favor of the Company.

Chapter VIII

DISSOLUTION AND LIQUIDATION

Article 35 - The Company shall be dissolved, liquidated or extinguish in the events established by Law, with due regard for the applicable rules, or as resolved by the General Meeting.

Sole Paragraph - The General Meeting that approves the liquidation shall appoint the liquidator and the members of the Fiscal Council that shall function during the liquidation period, establishing their respective fees and the guidelines for its operation.

_______________________	________________________
David Moise Salama	Claudia Maria Sarti
Chief Executive Officer	Secretary

	MESQUITA PEREIRA, ALMEIDA, ESTEVES ADVOGADOS LIST OF VOTES - 11973	1 / 1 06/30/2017
COMPANY’S DATA	VOTING LEGEND (A) ABSTENTION (C) CONTRARY (F) FAVORABLE (O) OTHERS
Company	COMPANHIA SIDERURGICA NACIONAL
Custodian	J.P. MORGAN S.A. - DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS
Date of the Event	03/07/2017 11:00 AM
EVENT - Annual Shareholders’ Meeting - 2nd Call
ISIN - BRCSNAACNOR6 - CSNA3

PASSENGER		SK	POSITION	CNPJ
1	AQR FUNDS - AQR EMERGING MOMENTUM STYLE FUND I.1.(F) I.2.(A) I.3.(A) II.(C)	261411-4	3200	20.047.294/0001-14
2	JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND I.1.(F) I.2.(A) I.3.(A) II.(C)	259002-9	178300	13.981.241/0001-00
3	PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO I.1.(F) I.2.(A) I.3.(A) II.(C)	261038-0	77700	97.540.082/0001-07
4	THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045828 I.1.(F) I.2.(A) I.3.(A) II.(F)	261456-4	662900	20.196.632/0001-80
5	THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045829 I.1.(F) I.2.(A) I.3.(A) II.(C)	261457-2	692700	20.196.633/0001-24
6	THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045833 I.1.(F) I.2.(A) I.3.(A) II.(C)	260018-0	132900	14.819.360/0001-24
7	THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045835 I.1.(F) I.2.(A) I.3.(A)II.(C)	260020-2	308100	14.819.363/0001-68
8	THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045792 I.1.(F) I.2.(A) I.3.(A) II.(F)	261350-9	700400	19.822.653/0001-84
9	THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045795 I.1.(F) I.2.(A) I.3.(A) II.(C)	261483-1	569100	20.270.308/0001-64
10	THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000405796 I.1.(F) I.2.(A) I.3.(A) II.(C)	261332-0	617200	19.808.699/0001-49
11	VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS I.1.(F) I.2.(A) I.3.(A) II.(F)	251363-6	6003344	97.540.615/0001-42

ITEM	(Number)	Description	(Vote)	Position
1.1.	(11)	FAVORABLE	(F)	9,945,844
1.2.	(11)	ABSTENTION	(A)	9,945,844
1.3.	(11)	ABSTENTION	(A)	9,945,844
II.	(8)	CONTRARY	(C)	2,579,200
II.	(3)	FAVORABLE	(F)	7,366,644

	MESQUITA PEREIRA, ALMEIDA, ESTEVES ADVOGADOS LIST OF VOTES - 11973	1 / 1 6/29/2017
COMPANY’S DATA	VOTING LEGEND (A) ABSTENTION (C) CONTRARY (F) FAVORABLE (O) OTHERS
Companhia	COMPANHIA SIDERURGICA NACIONAL
Custodian	ITAU UNIBANCO S.A.
Date of the Event	3/7/2017 11:00 AM
EVENT - Annual Shareholders’ Meeting - 2nd Call
ISIN - BRCSNAACNOR6 - CSNA3

PASSENGER		SK	POSITION	CNPJ
1	STICHTING JURIDISCH EIGENAAR ACTIAM BELEGGINGSFONDSEN I.1.(F) I.2.(A) I.3.(F) II.(F)	9669-2	46240	24.992.329/0001-44

ITEM	(Number)	Description	(Vote)	Position
I.1.	(1)	FAVORABLE	(F)	46,240
I.2.	(1)	ABSTENTION	(A)	46,240
I.3.	(1)	FAVORABLE	(F)	46,240
II.	(1)	FAVORABLE	(F)	46,240

	MESQUITA PEREIRA, ALMEIDA, ESTEVES ADVOGADOS LIST OF VOTES - 11976	1 / 1 6/29/2017
COMPANY’S DATA	VOTING LEGEND (A) ABSTENTION (C) CONTRARY (F) FAVORABLE (O) OTHERS
Company	COMPANHIA SIDERURGICA NACIONAL
Custodian	ITAU UNIBANCO S.A.
Date of the Event	3/7/2017 11:00 AM
EVENT – Special Shareholders’ Meeting – 2nd Call
ISIN - BRCSNAACNOR6 - CSNA3

PASSENGER		SK	POSITION	CNPJ
1	STICHTING JURIDISCH EIGENAAR ACTIAM BELEGGINGSFONDSEN I.(C)	9669-2	46240	24.992.329/0001-44

ITEM	(Number)	Description	(Vote)	Position
I.	(1)	CONTRARY	(C)	46,240

	MESQUITA PEREIRA, ALMEIDA, ESTEVES ADVOGADOS LIST OF VOTES - 11976	1 / 2 6/30/2017
COMPANY’S DATA	VOTING LEGEND (A) ABSTENTION (C) CONTRARY (F) FAVORABLE (O) OTHERS
Company	COMPANHIA SIDERURGICA NACIONAL
Custodian	J.P. MORGAN S.A. - DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS
Date of the Event	3/7/2017 11:00 AM
EVENT – Special Shareholders’ Meeting – 2nd Call
ISIN - BRCSNAACNOR6 - CSNA3

PASSENGER		SK	POSITION	CNPJ
1	AQR FUNDS - AQR EMERGING MOMENTUM STYLE FUND I.(C)	261411-4	3200	20.047.294/0001-14
2	BUREAU OF LABOR FUNDS-LABOR PENSION FUND I.(C)	261188-3	6000	97.539.774/0001-27
3	BUREAU OF LABOR FUNDS-LABOR PENSION FUND I.(C)	253773-0	34109	97.539.774/0001-27
4	BUREAU OF LABOR FUNDS-LABOR PENSION FUND I.(C)	253772-1	23041	97.539.774/0001-27
5	BUREAU OF LABOR FUNDS-LABOR PENSION FUND I.(C)	252107-8	7400	97.539.774/0001-27
6	CONSTRUCTION & BUILDING UNIONS SUPERANNUATION FUND I.(C)	262274-5	39200	20.065.292/0001-58
7	CONSTRUCTION & BUILDING UNIONS SUPERANNUATION FUND I.(C)	261420-3	88314	20.065.292/0001-58
8	JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND I.(C)	259002-9	178300	13.981.241/0001-00
9	PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO I.(C)	261038-0	77700	97.540.082/0001-07
10	THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045828 I.(F)	261456-4	662900	20.196.632/0001-80
11	THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045829 I.(C)	261457-2	692700	20.196.633/0001-24
12	THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045833 I.(C)	260018-0	132900	14.819.360/0001-24
13	THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045835 I.(C)	260020-2	308100	14.819.363/0001-68
14	THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045792 I.(C)	261350-9	700400	19.822.653/0001-84
15	THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045795 I.(C)	261483-1	569100	20.270.308/0001-64
16	THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045796 I.(C)	261332-0	617200	19.808.699/0001-49
17	VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS I.(C)	251363-6	6003344	97.540.615/0001-42

ITEM	(Number)	Description	(Vote)	Position
I.	(16)	CONTRARY	(C)	9,481,008
I.	(1)	FAVORABLE	(F)	662,900

	MESQUITA PEREIRA, ALMEIDA, ESTEVES ADVOGADOS LIST OF VOTES - 12012	1 / 1 6/29/2017
COMPANY’S DATA	VOTING LEGEND (A) ABSTENTION (C) CONTRARY (F) FAVORABLE (O) OTHERS
Company	COMPANHIA SIDERURGICA NACIONAL
Custodian	CITIBANK N.A.
Date of the Event	3/7/2017 11:00 AM
EVENT - Annual Shareholders’ Meeting - 2nd Call
ISIN - BRCSNAACNOR6 - CSNA3

PASSENGER		SK	POSITION	CNPJ
1	PANAGORA GROUP TRUST 1.(F) 2.(F) 3.(A) 4.(A) 5.(A) 6.1.(A) 6.2.(A) 6.3.(A) 6.4.(A) 6.5.(A) 7.(C) 8.(A)	204963-8	10000	05.987.588/000-132

ITEM	(Number)	Description	(Vote)	Position
1.	(1)	FAVORABLE	(F)	10,000
2.	(1)	FAVORABLE	(F)	10,000
3.	(1)	ABSTENTION	(A)	10,000
4.	(1)	ABSTENTION	(A)	10,000
5.	(1)	ABSTENTION	(A)	10,000
6.1.	(1)	ABSTENTION	(A)	10,000
6.2.	(1)	ABSTENTION	(A)	10,000
6.3.	(1)	ABSTENTION	(A)	10,000
6.4.	(1)	ABSTENTION	(A)	10,000
6.5.	(1)	ABSTENTION	(A)	10,000
7.	(1) '	CONTRARY	(C)	10,000
8.	(1)	ABSTENTION	(A)	10,000

	MESQUITA PEREIRA, ALMEIDA, ESTEVES ADVOGADOS LIST OF VOTES - 12012	1 / 1 6/29/2017
COMPANY’S DATA	VOTING LEGEND (A) ABSTENTION (C) CONTRARY (F) FAVORABLE (O) OTHERS
Company	COMPANHIA SIDERURGICA NACIONAL
Custodian	CITIBANK N.A.
Date of the Event	3/7/2017 11:00 AM
EVENT – Special Shareholders’ Meeting – 2nd Call
ISIN - BRCSNAACNOR6 - CSNA3

PASSENGER		SK	POSITION	CNPJ
1	JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA EMERGING EQUITY FUNDAMENTAL INDEX MOTHER FUND 1. (C)	235177-6	10000	12.120.411/0001-08

ITEM	(Number)	Description	(Vote)	Position
1.	(1)	CONTRARY	(C)	10,000

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 27, 2017

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.